UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER ENTERED INTO A FRAMEWORK AGREEMENT WITH CHINA AVIC ON INDUSTRIAL COOPERATION

The program will focus on final assembly of Legacy 600/650 in China

São José dos Campos, April 12, 2011 – Embraer S.A. (BOVESPA: EMBR3, NYSE: ERJ), signed today a framework agreement with AVIC (Aviation Industry Corporation of China) aiming to implement a Legacy 600/650 production line in China, using the infrastructure, financial resources and workforce of their joint venture company Harbin Embraer Aircraft Industry Company (HEAI). In the next few weeks the parties shall finalize the details of the project and execute the relevant documentation.

Embraer and AVIC recognize the rapid growth of the Chinese executive aviation market and are encouraged with the potential of the Legacy 600/650 to fulfill the requirements of this demanding market.

Embraer’s corporate presence in the PRC dates back from the year 2000, and there are more than 80 Embraer aircraft currently operated in Greater China.

HEAI was established in January 2003, and has produced and delivered 39 ERJ 145 aircraft to date.

About Aviation Industry Corporation of China

Aviation Industry Corporation of China (AVIC), restructured and incorporated on the basis of former China Aviation Industry Corporation I (AVIC I) and China Aviation Industry Corporation II (AVIC II), is a state-owned enterprise, a state government authorized investment organization, and a state holding company, directly reporting to the Central Government. AVIC establishes 10 functional entities including Defense Business Unit, Transporter Company, Engine Company, Avicopter Company, System Company, General Aircraft Company, Assets Management Business Unit, CATIC, Technology Basic Research Institute, and Technology and Economy Research Institute. Among AVIC’s nearly 200 subsidiaries (branches), 18 subsidiaries are listed on China mainland stock exchange and 3 subsidiaries are listed on Hong Kong.

The Sale Revenue of AVIC is US$ 31.44 billion, EBIT reached US$ 1.53 billion and become the Top of 500.

AVIC is not only develop the Aero products but also develop the None-Aero products such as automobile, motorcycle gas turbine, refrigeration equipment, electronic products, environmental protection and new energy equipment etc.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Adress: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer